3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

falcoj@pepperlaw.com

April 9, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mary Cole, Esq. and Ms. Kathy Churko

Re:	FundVantage Trust 1933 Act File No. 333-179832

Dear Ms. Hatch:

Pursuant to the requirements of Rule 497 under the Securities Act of 1933, submitted electronically via EDGAR, accompanying this letter are definitive copies of the Proxy Statement/Prospectus and Statement of Additional Information, which were included in FundVantage Trust’s initial registration statement on Form N-14 filed with the Commission on March 1, 2012 (the “Registration Statement”).

This letter also addresses the oral comments of the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Proxy Statement/Prospectus and related materials (“proxy materials”), which were provided on March 22 and 23, 2012.  The Trust’s responses to the Staff’s comments are reflected in the proxy materials.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.  Capitalized terms used below have the meaning assigned to them in the proxy materials.

*              *              *

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh
Berwyn	Harrisburg	Orange County	Princeton	Wilmington

www.pepperlaw.com

1.                                        Revise the answer to the sixth question under the Question and Answer section of the proxy materials as follows:  (i) add the following introductory clause to the first sentence, “although total annual fund operating expenses are expected to increase;” (ii) revise the second sentence to more clearly state that the investment advisory agreement between the Acquiring Fund and Heitman does not include administrative services; and (iii) present the penultimate sentence in bold type.

Response:  The proxy materials have been revised to address the Staff’s comments.

2.                                        In the relevant sections of the Proxy Statement/Prospectus discussing the Old Mutual Board’s considerations, discuss the Old Mutual Board’s rationale in determining that the Reorganization is in the best interests of Target Fund shareholders in light of the fact that the Acquiring Fund will have higher gross total operating expenses than the Target Fund.

Response:  The Proxy Statement/Prospectus has been revised to address the Staff’s comment.

3.                                      In the section entitled “Comparison of Fees and Expenses” in the Proxy Statement/Prospectus, provide a footnote to the fee table explaining the differences in fees and fee waiver arrangements between Class Z shares of the Acquiring Fund and Institutional shares of the Target Fund.  In addition, in footnote 2, disclose any exclusions from recoupment and that neither Heitman nor the investment adviser to the Target Fund may recoup any fees waived or reimbursed with respect to the Target Fund.

Response:  The proxy materials have been revised to address the Staff’s comments.

4.                                      In table provided under the section entitled “Capitalization” in the Proxy Statement/Prospectus, the Class Z shares of the Acquiring Fund issued to Institutional Class shareholders should be reflected as a positive adjustment to the Class Z net assets and shares outstanding and as a negative adjustment to the Institutional Class net assets and shares outstanding.  In addition, include in footnote 2 the estimated costs of the Reorganization.

Response:  The Proxy Statement/Prospectus has been revised to address the Staff’s comments.

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This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel Weiss, President of FundVantage Trust
John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

April 9, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”)
1933 Act File No. 333-165477

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to the Trust’s registration statement on Form N-14 filed with the Commission on March 1, 2012 (the “Registration Statement”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and (iii) the Trust may not assert staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4659 or, in his absence to John M. Ford, Esq. of Pepper Hamilton at 215.981.4009.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President

cc:	Ms. Kathy Churko, Securities and Exchange Commission
Mary Cole, Esq., Securities and Exchange Commission
John M. Ford, Esq.
John P. Falco, Esq.